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EXHIBIT 12

CBRE HOLDING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	Company	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor
	CBRE Holding, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.
	February 20, 2001 (inception) through December 31, 2001	Period from January 1 to July 20, 2001	Twelve Months Ended December 31, 2000	Twelve Months Ended December 31, 1999	Twelve Months Ended December 31, 1998	Twelve Months Ended December 31, 1997
Income before provision for income tax	$35,442	$(32,910)	$68,139	$39,461	$50,483	$45,906
Less: Equity earnings of unconsolidated subsidiaries	1,661	2,854	7,112	7,528	3,443	—
Preferred stock dividends (1)	—	—	—	—	—	6,557
Add: Distributed earnings of unconsolidated subsidiaries	2,408	2,844	8,389	12,662	2,267	1,440
Fixed charges	38,618	31,063	60,448	56,524	42,089	30,654

Total earnings before fixed charges	$74,807	$(1,857)	$129,864	$101,119	$91,396	$71,443

Fixed charges:
Portion of rent expense representative of the interest factor (2)	$8,901	$10,760	$18,748	$17,156	$11,042	$8,317
Interest expense	29,717	20,303	41,700	39,368	31,047	15,780
Preferred stock dividends (1)	—	—	—	—	—	6,557

Total fixed charges	$38,618	$31,063	$60,448	$56,524	$42,089	$30,654

Ratio of earnings to fixed charges	1.94	n/a (3)	2.15	1.79	2.17	2.33

(1)
Preferred stock dividend requirements have been reflected at their pre-tax amounts. The 1998 amount does not reflect the deemed dividend associated with the Company's repurchase of convertible preferred stock for $32.3 million.

(2)
Represents one-third of operating lease costs which approximates the portion that relates to the interest portion.

(3)
The ratio of earnings to fixed charges is negative for the period from January 1, 2001 to July 20, 2001. Additional earnings of $32.9 million would be needed to have a one-to-one ratio.

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CBRE HOLDING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (Dollars in thousands)